15027424

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2015
WASH, D.C.
183

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-69445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Benjamin Fay Capital LLC dba: Gatwood Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck — 212-897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Member's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[x] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption.
[x] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benjamin Fay Capital LLC
Financial Statements and Supplementary Information
June 30, 2015
(With Report of Independent Registered Public Accounting Firm)

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Benjamin Fay Capital LLC for the year ended June 30, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck
Signature

Financial and Operations Principal
Title

Notary Public 8-26-15

DAVID PURSELL
Notary Public - State of Florida
Commission # FF 898956
My Comm. Expires Oct 4, 2019

Benjamin Fay Capital LLC

Table of contents
June 30, 2015

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Members of
Benjamin Fay Capital LLC

We have audited the accompanying statement of financial condition of Benjamin Fay Capital LLC (a New York Limited Liability Company) as of June 30, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Benjamin Fay Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Fay Capital LLC as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Benjamin Fay Capital LLC's financial statements. The supplemental information is the responsibility of Benjamin Fay Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a 5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
August 25, 2015

Benjamin Fay Capital LLC

Statement of Financial Condition
June 30, 2015

Assets		
Cash	$	8,800
Other asset		600
Total assets	$	9,400
Liabilities and Members' Equity		
Liabilities	$	-
Members' equity		9,400
Total liabilities and members' equity	$	9,400

The accompanying notes are an integral part of these financial statements.

Benjamin Fay Capital LLC

Statement of Operations
Year ended June 30, 2015

Revenues	$ -
Expenses	
Regulatory fees	600
Total expenses	600
Net loss	$ (600)

The accompanying notes are an integral part of these financial statements.

Benjamin Fay Capital LLC

Statement of Changes in Members' Equity
Year ended June 30, 2015

Balance, beginning of year	$	10,000
Net loss		(600)
Balance, end of year	$	9,400

The accompanying notes are an integral part of these financial statements.

Benjamin Fay Capital LLC

Statement of Cash Flows
Year ended June 30, 2015

Cash flows from operating activities		
Net loss	$	(600)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) in operating assets		
Other asset		(600)
Net cash used in operating activities		(1,200)
Net change in cash		(1,200)
Cash, beginning of year		10,000
Cash, end of year	$	8,800

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Benjamin Fay Capital LLC (the "Company"), a majority-owned subsidiary of Trump Securities, LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of New York on August 19, 2013. On June 11, 2015, Gatewood Capital Partners LLC acquired 20% of the equity interests of the Company from the Parent, and agreed to purchase the remaining 80% equity interests upon FINRA approval. On January 7, 2015 the Company registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a broker-dealer that provides business advisory services and serves as a broker for the private placement of securities.

The liability of the Members is limited to the capital equity it has invested in the Company.

2. Summary of Significant Accounting Policies

a. Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

b. Revenue Recognition
All fees and advisory revenues are based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

c. Income Taxes
The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes. The Company is subject to the New York City Unincorporated Business Tax. The Company is on a calendar year for tax reporting purposes. During the year the company had no revenues.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained upon examination by the applicable tax authority. The Company concluded that it has no uncertain tax positions to be recognized at this time. The Company remains subject to income tax audits for all open tax years.

3. Transactions with Related Parties

The Company maintains an expense sharing agreement with Integrated Management Solutions USA LLC ("IMS"), an affiliate. Pursuant to the agreement, IMS funds the Company's professional fees and provide accounting, administration, office space, office equipment, employee services and other services. IMS incurs these costs and provide these services at no cost to the Company. The

results of operations may have been materially different if the Company had operated as an independent company. Management has determined that the value of services provided to the Company for the year ended June 30, 2015 was approximately $16,000.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 during the first twelve months after registering as a broker dealer). At June 30, 2015, the Company had net capital of $8,800 which exceeded the required net capital by $3,800.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

5. Concentration

All cash deposits are held in a non-interest bearing account by one financial institution which is fully insured by the FDIC. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

6. Subsequent Events

In August of 2015, FINRA approved the transfer and sale of the Company to Gatewood Capital Partners, LLC and the transaction to transfer the remaining equity interest closed successfully. The Company changed its name to Gatewood Advisors LLC.

Benjamin Fay Capital LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2015

Member's equity	$	9,400
Deductions and/or charges		
Nonallowable assets		
Other asset		600
Total deductions		600
Net capital		8,800
Minimum capital requirement (the greater of $5,000 or 12.5% of aggregate indebtedness)		5,000
Excess net capital	$	3,800
Aggregate Indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2015.

See Accompanying Report of Independent Registered Public Accounting Firm

Benjamin Fay Capital LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission June 30, 2015

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3. In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Members of
Benjamin Fay Capital LLC

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 exemption report, in which (1) Benjamin Fay Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Benjamin Fay Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) Benjamin Fay Capital LLC stated that Benjamin Fay Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Benjamin Fay Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benjamin Fay Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
August 25, 2015

Benjamin Fay Capital LLC

Rule 15c3-3 Exemption Report
June 30, 2015

Benjamin Fay Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 since the date it became an SEC registrant, January 7, 2015 through June 30, 2015, without exception.

Rafael Beck
Signature

Financial and Operations Principal
Title